Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

To be Held on March 9, 2015

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held on Monday, March 9, 2015, at 11.30 am (Jersey time), at the registered office of the Company located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Extraordinary General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Extraordinary General Meeting

The Board has fixed the close of business on February 2, 2015 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Extraordinary General Meeting. Copies of the Notice of Extraordinary General Meeting, this Proxy Statement, and the accompanying Form of Proxy appointing a proxy or proxies, were first mailed to Shareholders on or about February 3, 2015. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on December 31, 2014, there were 51,749,544 ordinary shares issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Extraordinary General Meeting will be adjourned to 11.30 am (Jersey time) on March 16, 2015 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited)before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) the shareholder attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Extraordinary General Meeting may authorize a person to act as its representative at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Extraordinary General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Extraordinary General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Extraordinary General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited), at least 48 hours before the time appointed for the Extraordinary General Meeting will be voted at the Extraordinary General Meeting in accordance with Shareholders’ instructions contained in such instrument.

The resolution is proposed as a special resolution. On a show of hands, the special resolution to be proposed at the Extraordinary General Meeting will be duly passed by the affirmative vote of a majority of not less than two thirds of Shareholders present in person or by proxy and voting at the Extraordinary General Meeting. If a poll is demanded in the manner described above, the special resolution to be proposed at the Extraordinary General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a majority of not less than two thirds of votes cast at the Extraordinary General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Extraordinary General Meeting shall not be entitled to a second or casting vote.

Cost of Soliciting Proxies

The entire cost of the solicitation of proxies for the Extraordinary General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States and references to “£” and pence refer to the currency of the United Kingdom.

SUMMARY OF PROPOSAL

At the Extraordinary General Meeting, Shareholders will be requested to vote on the proposal to authorize the purchase of American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, effective from April 1, 2015 and up to and including March 31, 2016 subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased (the “Repurchase Plan”).

PROPOSAL

“That the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies (Jersey) Law 1991 to make market purchases of American Depositary Shares (ADSs) representing ordinary shares with a par value of 10 pence per share in the capital of the Company (Ordinary Shares), provided that:

i)	the maximum number of ADSs hereby authorized to be purchased under this authority is 1.1 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS is US$ 10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS shall be US$ 30;

iv)	the authority hereby conferred shall be effective from April 1, 2015 and shall expire on March 31, 2016; and

b)	pursuant to Article 58A of the Companies (Jersey) Law 1991, to hold as treasury shares any Ordinary Shares purchased pursuant to a purchase of ADSs under the authority conferred by paragraph (a) of this resolution.”

DESCRIPTION OF THE REPURCHASE PLAN

Currently, the Company’s authorized share capital is £6,100,000 divided into 60,000,000 ordinary shares and 1,000,000 preferred shares of 10 pence each. Pursuant to Article 57 of the Companies (Jersey) Law, 1991 as amended (the “Law”), a company may purchase its own ordinary shares or depositary certificates in respect of such shares. However, the Law also sets out a number of limitations on the terms of such purchases. A purchase under Article 57 of the Law is required by law to be sanctioned by a special resolution of the Company, i.e. a resolution that is passed by at least two-thirds of the shares voted in person or by proxy at the Extraordinary General Meeting.

Limit on Allowed Purchases under the Repurchase Plan

The total number of ADSs hereby authorized to be purchased under this authority is 1.1 million, representing approximately 2% of the Company’s ordinary shares issued and outstanding as of December 31, 2014.

Duration of the Repurchase Plan

The authority conferred by the Shareholders which authorizes the Repurchase Plan shall be effective from April 1, 2015 and shall expire on March 31, 2016.

Purchase Price

The minimum price for purchases under the Repurchase Plan, exclusive of any expenses, which may be paid for ADS is US$10. The maximum price for purchases under the Repurchase Plan, exclusive of any expenses, which may be paid for ADS shall be US$30.

Manner of Purchases of ADSs and Implementation of Repurchase Plan

ADSs will be purchased by way of market purchases on the New York Stock Exchange or any other stock exchange on which our ADSs are listed and are quoted at the time of purchase through one or more duly licensed brokers appointed by us for that purpose. We intend that all purchases made under the Repurchase Plan will be made in accordance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, the applicable listing rules of the New York Stock Exchange, and all other applicable laws and regulations in effect from time to time. The Board of Directors has authorized Group Chief Executive Officer or the Group Chief Financial Officer to appoint a broker to implement the Repurchase Plan. The implementation of the Repurchase Plan by the appointed broker shall also be as directed by members of the Board of Directors, the Group Chief Executive Officer, or the Group Chief Financial Officer of the Company from time to time.

The Board of Directors has authorized each member of our Board of Directors, the Group Chief Executive Officer and the Group Chief Financial Officer to, on behalf of the Company, prepare, execute and file all necessary notifications, forms and agreements as may be required by The New York Stock Exchange, the Securities and Exchange Commission, the Jersey Financial Services Commission or other regulatory agencies in connection with the Repurchase Plan.

Treasury Shares

Under the Law, a company may hold as treasury shares any of the ordinary shares it has redeemed or purchased, but may not exercise any voting rights attaching to such shares, make or receive any distribution in respect of such shares, nor exercise any other right in respect of such shares. Shares held as treasury shares may be cancelled, sold, transferred for the purposes of or under an employees’ share scheme or held by the company without cancelling, selling or transferring them. A company may hold as treasury shares so many shares in the company that it has redeemed or purchased under the Law as it thinks fit provided that another person holds at least one non-redeemable share in the company.

Status of Purchased Ordinary Shares

Any ordinary share that we purchase or acquire will be held by us as a treasury share.

Source of Funds

We intend to use our cash on hand to purchase our ordinary shares. Our directors do not propose to implement the Repurchase Plan in a manner and to such an extent that would materially affect our working capital requirements.

Pursuant to the Law, the directors of the Company authorizing the purchase of ADSs pursuant to the Repurchase Plan shall make a statement as to the solvency of the Company at the time of any purchase of ADSs pursuant to the Repurchase Plan in the form prescribed by the Law.

The Board recommends a vote “FOR” the resolution to authorize the purchase of ADSs, each representing one ordinary share of the Company, effective from April 1, 2015 and up to and including March 31, 2016, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Extraordinary General Meeting, and so far as is known to the Board, no matters will be brought before the Extraordinary General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Extraordinary General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2014 filed with the SEC on May 14, 2014.

2.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on July 23, 2014.

3.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on August 11, 2014.

4.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on September 2, 2014.

5.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on September 12, 2014.

6.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on October 1, 2014.

7.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on October 23, 2014.

8.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on January 23, 2015.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Anupama Pai; telephone number: +91 22 40952743.

The Company’s filings with Commission are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You also may read and copy any document the Company files with the Commission at the Commission public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about public reference room.